Mail Stop 3561

November 8, 2006

Via Fax & U.S. Mail

T. Alan Walls, Chief Financial Officer and Secretary
Bad Toys Holdings, Inc
2344 Woodridge Avenue
Kingsport, Tennesse, 37664

> **Re:** **Bad Toys Holdings, Inc.**
> **Form 10-KSB/A Amendment 2 for the year ended December 31, 2005**
> **Filed October 25, 2006**
> **File No. 000-50059**

Dear Mr. Walls:

We have reviewed your Form 10-KSB/A Amendment 2 and corresponding response letter filed October 25, 2006 and have the following additional comment. Where indicated, we think you should revise your financial statements in response to this comment. If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB/A Amendment 2 for the fiscal year ended December 31, 2005

Item 6- Management Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 32

1. We note your response to our prior comment number 1. We also note your updated disclosure, which addresses how you plan to use the proceeds from the $10,000,000 asset based line of credit. However, we reissue our prior comment. Please revise your disclosures to address the potential consequences to your business if you are unable, for whatever reason, to successfully obtain this line of credit.

Item 7- Financial Statements

Note 1- Significant Accounting Policies

Revenue Recognition, page F-9

2. We note your response to our previous comment number 5. You state that you relied on the AICPA's Audit and Accounting Guide, Health Care Organizations for determining your revenue recognition policy. However, this Guide applies to organizations whose principal operations consist of providing or agreeing to provide health care services and that derive all or almost all of their revenues from the sale of related goods or services. Since your business appears to be comprised of both health care services and transportation services, with a significant portion being attributable to the transportation element of that business, it seems likely that a substantial portion of your revenues are derived from transportation services. Therefore, unless you can substantiate that you derive all or almost all of your revenues from health care services provided to your customers, we believe you should revise your financial statements to bring them into conformity with the guidance on revenue recognition set forth in SAB 101 and SAB 104.

Note 8- Acquisitions, page F-14

3. We note your response to our comment prior comment number 6. However, we continue to believe your 2004 financial statements should exclude the acquisition of Southland Health Services for the following reasons:

    •   We believe that restricting the selling shareholders from taking any action outside of the ordinary course of business without your written consent, as set forth in Section 3 of the letter of intent and Sections 1.4 and 5.5 of the Stock Purchase Agreement, does not constitute effective control under paragraph 48 of SFAS 141. Instead, it provides you with the ability to rescind the transaction should the selling shareholders significantly alter the business structure or operations. Paragraph 48 of SFAS 141 states that there must be a written agreement transferring effective control without restrictions except those required to protect the shareholders or other owners of the acquired entity (i.e. the Southland Shareholders.)

    •   The language in paragraph M, Effective Date of a Business Combination, Division of Corporation Finance Current Accounting and Disclosures Issues, August 31, 2001, is meant to provide flexibility due the difficulty of closing financial books on a date other a month or quarter end. We believe that your facts and circumstances

> are not within the scope of this paragraph.

- Since the transaction was significantly altered on February 1, 2005, due to breach of representations and warranties by the selling shareholders, and given you could have rescinded the transaction under Article 6 of the Stock Purchase Agreement, it appears that all of the risks and rewards of ownership were not transferred as of December 31, 2004.

Accordingly, please revise your financial statements as previously requested.

4. We note your response to our prior comment number 7. However, we reissue our prior comment. As such, please provide revisions to your financial statements including, but not limited to, the disclosure of your purchase price allocation as required by SFAS 141.

5. We note your response to our prior comment number 8. However, it is still not clear how you accounted for and valued the issuance of these warrants. In other words, you state the warrants were valued at $.50 per warrant, but you do not provide any information regarding how you determined that valuation. Therefore, please tell us and revise your financial statements to clarify the accounting for this transaction.

6. Please provide us with a detailed record of the entries you recorded in relation to the Southland Health Services transaction. These should include, but not be limited to the following:

- A comparison of how planned to record the acquisition as of December 31, 2004, prior to amending the Stock Purchase Agreement, and how you actually accounted for the transaction subsequent to the amendment.

- How you accounted for and recorded the additional liabilities incurred as a result of the misrepresentations by the selling shareholders, as well as any other related transactions.

- How you recorded the reclassification of notes receivable from goodwill and any other adjusting entries.

- A schedule detailing the material activity in your notes payable balance from the date of acquisition through December 31, 2005. Please ensure that this schedule includes notes payable that were netted against notes receivables as a result of rights of offset.

Your response should provide us with significant details to clearly understand your methodology and reasoning behind each entry. We may have further comments based on your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief- Accountant